PicoCELA Inc.

December 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles
Kevin Stertzel
Bradley Ecker
Jennifer Angelini

Re:	PicoCELA Inc.
Amendment No. 2 to Registration Statement on Form F-1
Filed on November 27, 2024
File No. 333-282931

Dear Sir or Madam:

PicoCELA Inc. (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 6, 2024, regarding its Amendment No. 2 to Registration Statement on Form F-1 filed on November 27, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement”) is being filed to accompany this response letter.

Amendment to Form F-1 filed November 27, 2024

Exhibits

1. Please request counsel to address the following items in the legal opinion filed as Exhibit 5.1 and file a revised opinion:

●	We note that the opinion covers the 2,300,000 shares being offered in the primary offering, but not the 2,000,040 shares being offered in the resale offering. Please revise to additionally cover the resale shares. Refer to Sections II.B.1.b and II.B.2.h of Staff Legal Bulletin 19.

●	We note the assumption in paragraph a(viii) that “all relevant matters would be found to be legal, valid and binding under the applicable laws of, or not otherwise contrary to public policy or any mandatory provisions of applicable laws of, any jurisdiction other than Japan, as presently or hereafter in force or given effect.” Please revise or support this assumption, as it appears overly broad. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

●	Please revise the penultimate paragraph of the opinion, as this appears to limit reliance. Refer to Section II.B.3.d of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, we have filed a revised legal opinion as Exhibit 5.1 to the Amended Registration Statement. The revised legal opinion additionally covers the resale shares and removes the assumption and limitation identified.

* * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Hiroshi Furukawa
Hiroshi Furukawa
Chief Executive Officer of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC